Brian S. North 215 665 3828 brian.north@bipc.com	1835 Market Street, 14th Floor Philadelphia, PA 19103 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

February 17, 2009

VIA EDGAR TRANSMISSION

Mr. H. Christopher Owings
Assistant Director
Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          SOKO Fitness & Spa Group, Inc.
Amendment No. 1 to Form S-1
Filed September 5, 2008
File No. 333-151563
Form 10-KSB for the Fiscal Year Ended May 31, 2008
Filed August 29, 2008
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 333-132429

Dear Mr. Owings:

On behalf of SOKO Fitness & Spa Group, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 3, 2008, to the above-captioned filings of the Company.  Page references in our responses correspond to the present version of the respective filings, copies of which have been marked to note the changes from the filing made on September 5, 2008 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company's response to each comment immediately thereafter.

Prospectus Summary, page 5  Recent Developments, page 5

1.
It appears that you included the 2,575,000 shares of common stock Mr. Liu acquired directly from the former shareholders on the closing date in the 81,575,000 reacquired shares disclosed in the second paragraph on page 6. Please tell us whether you reacquired and reissued these shares. If so, please disclose that fact. If not, please revise to disclose that you reacquired 79,000,000 shares as opposed to 81,575,000 shares or tell us why a revision to your disclosure is not required. In addition, it appears that the shares of common stock Mr. Liu acquired directly from the former shareholders on the closing date are included in the 13,300,000 shares of common stock issued to the Wealthlink shareholders disclosed in the second paragraph on page 6. If so, please revise to disclose that you issued 10,725,000 shares of common stock to the Wealthlink

Securities and Exchange Commission
February 17, 2009

shareholders and that the Wealthlink shareholders held an aggregate of 13,300,000 shares of common stock after the transaction and after giving effect to the shares acquired directly by Mr. Liu. Otherwise, explain to us why a revision to your disclosure is not required. Finally, please revise the disclosure in Note 1 to your consolidated financial statements to the extent you revise your disclosure in Recent Developments.

The Background section on page 6, as well as Note 1 to the consolidated financial statements, has been revised by the Company to clarify the shares that were issued, cancelled and retained by existing shareholders as a result of the series of transactions consummated on April 11, 2008.  The disclosure on page 6 reads as follows:

As a result of the consummation of all of the foregoing transactions, the following changes in the outstanding shares of the Company were recorded:

•	The Company reacquired 79,000,000 shares from its original shareholders;

•	Mr. Liu acquired 2,575,000 shares from two of the original shareholders of the Company;

•
The Company issued an additional 10,725,000 shares to Wealthlink Shareholders (together with the shares held by Mr. Liu, following the consummation of the reverse merger, Wealthlink Shareholders hold an aggregate of 13,300,000 shares of our common stock);

•	Advisors to the Company acquired an aggregate of 1,275,000 shares;

•	The Purchasers acquired 2,000,000 shares and warrants to purchase up to an additional 2,000,000 shares;

•	The Company cancelled 65,000,000 shares; and

•	E-Tech Securities Inc. was issued a warrant to purchase up to 160,000 shares.

An additional 425,000 shares remain held by certain original shareholders of the Company.

2.
It appears from your disclosure that the former shareholders retained 425,000 shares in the reverse merger transaction. These shares appear to be included in the number of cancelled shares disclosed in the second paragraph on page 6. Please tell us why these shares are included in the number of cancelled shares or tell us how you derived the number of cancelled shares. Otherwise, please revise to disclose that 67,000,000 shares were cancelled and that the former shareholders hold 425,000 shares of common stock after the transaction. If you believe a revision to your disclosure is not required please tell us why. To the extent you revise your disclosure in Recent Developments, please similarly revise the disclosure in Note 1 to your consolidated financial statements.

The Background section on page 6, as well as Note 1 to the consolidated financial statements, have been revised by the Company to clarify the shares that were issued, cancelled and retained by existing shareholders as a result of the series of transactions consummated on April 11, 2008.  Please refer to the response to Comment No. 1 above for the full disclosure.

Securities and Exchange Commission
February 17, 2009

3.
We note your disclosure in Note 13 to the financial statements regarding common stock purchase warrants issued to the placement agent in connection with the financing. Please revise your disclosure in the third paragraph on page 6 to disclose the warrants issued to the placement agent.

The Company has revised the disclosure on page 6 to disclose the warrants issued to the placement agent in connection with the Financing, as well as the other compensation paid to the placement agent.  The disclosure reads as follows:

In consideration for acting as placement agent for the Financing, SOKO agreed to compensate E-Tech Securities Inc. with (i) a retainer of $30,000, (ii) a cash placement fee equal to seven percent (7%) of the proceeds of the Financing ($140,000) and (iii) warrants to purchase an amount of securities equal to eight percent (8%) of the total shares issued to the Purchasers (160,000 shares).  The warrants issued to E-Tech Securities Inc. have an exercise price of $1.25 and are exercisable at any time through the third anniversary of the Closing Date.

Prospectus cover page

4.	Please include a page number in your cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

The cover page of the prospectus has been revised by the Company to include the page number to the Risk Factors cross-reference.

Risk Factors, page 7

5.
We note your response to comment seven in our letter dated July 8, 2008. Please ensure that you avoid boilerplate risks that could apply to any company. Please clearly explain how each specific risk applies to your company. For example, clarify what you mean when you refer to the company's "rapid" growth on page 8 and why such growth could present material risks to you. Similarly, on page 10, where you discuss the tax benefits you currently enjoy, please quantify the "significantly higher" amount that would result if the tax laws were revised. These examples are not exhaustive.

The Company has revised the "Risk Factors" section beginning on page 7 of the prospectus to avoid boilerplate risks and to clarify and quantify certain additional risks, as requested by the Staff.

6.
We note your response to comment eight in our letter dated July 8, 2008. This risk factor still includes a bullet regarding "your ability to achieve revenue goals for partners to whom [you] guarantee minimum payments or pay distribution fees." Please delete this bullet or disclose the material terms of these arrangements in an appropriate place in your prospectus. In this risk factor you also state that "advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns." In an appropriate place in your prospectus, please disclose why this is a risk to your business.

Securities and Exchange Commission
February 17, 2009

The Company has deleted the statements referenced in the Staff's comment as they are not deemed material to the Company and its operations.

7.
We note your response to comment 10 in our letter dated July 8, 2008. In the risk factor "We face risks associated with currency exchange rate fluctuations" on page 11, you disclose that "many of the transactions effected by our operating subsidiaries are denominated in the PRC's Renminbi." If not all of your transactions are denominated in Renminbi, please disclose in an appropriate place in your prospectus the other currencies for which you have currency exposure and the approximate amount of your transactions denominated in other currencies. If you have exposure to currency risk other than risks associated with fluctuations between the PRC Renminbi and the U.S. Dollar, please also revise this risk factor to include the additional currency risk.

The Company has revised the disclosure on page 11 to provide that all of the transactions effected by its operating subsidiaries are denominated in RMB.

8.
In the risk factor "We may issue additional shares ..." on page 12, you disclose that there are approximately 480,950,000 authorized but unissued shares. Please revise this disclosure to indicate how many shares are available for issuance, noting the number of shares issued and outstanding and the number of shares reserved for issuance upon the exercise of warrants, options or other rights to acquire your common stock. Please include all of the warrants included in Note 13 to your financial statements. Please also revise Item 15 to reflect the issuance of all of the warrants included in Note 13 to your financial statements.

The Company has revised the disclosure in the referenced risk factor on page 12 to read in full as follows (italicized language is new or revised):

We may issue additional shares of our capital stock or debt securities to raise capital or complete acquisitions, which would reduce the equity interest of our stockholders.

Our certificate of incorporation authorizes the issuance of up to 500,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock with $.001 par value. There are currently 17,000,000 shares outstanding.  An additional 2,160,000 shares are reserved for issuance upon the exercise of outstanding warrants and 50,000 shares are reserved for issuance upon the exercise of outstanding stock options.  As a result, there are approximately 480,790,000 authorized and unissued shares of our common stock and 10,000,000 shares of our preferred stock which have not been reserved and are available for future issuance. Although we have no commitments as of the date of this offering to issue our securities, we may issue a substantial number of additional shares of our securities to complete a business combination or to raise capital. The issuance of additional shares of our securities:

·        may significantly reduce the equity interest of investors in this offering; and

·        may adversely affect prevailing market prices for our common stock.

Securities and Exchange Commission
February 17, 2009

The Company has also revised its disclosure in Item 15 to reflect the issuance of all of the warrants included in Note 13 to the financial statements.

Proposed Acquisitions, page 15

9.
We note your revised disclosure on page 15 regarding the Tai Ai Agreement. Please disclose whether you have filed the registration certificate with the appropriate Chinese authorities and whether this acquisition is complete. If not, please disclose why you have not yet made the required filing and when you expect to make this filing.

Your disclosure states that the agreement contemplates your "purchase of 100% of the interest of Tai Ai." Please expand your disclosure to describe in more detail the type of business to be acquired and, if this entity is now one of your subsidiaries, please update your disclosure throughout to give effect to this acquisition. We note your disclosure on page 19 under the heading "Liquidity and Capital Resources—Investments" that you invested $2.8 million in purchasing subsidiaries for your most recently completed fiscal year. Please also file the Tai Ai agreement as an exhibit to your registration statement.

The Company filed the appropriate registration documents with the Chinese government on July 10, 2008.  The acquisition of Tai Ai was deemed complete at that time.  As a result, the Company has revised the disclosure on page 15 to read in full as follows (italicized language is new or revised):

Acquisitions

On March 1, 2008, Mege Union entered into an acquisition agreement (the “Tai Ai Agreement”) with Harbin Tai Ai Beauty Co, Ltd (“Tai Ai”) to purchase 100% of the interest of Tai Ai.  Pursuant to the Tai Ai Agreement, Mege Union paid RMB8,000,000 (equivalent to US$1,124,938 at the date of signing) to the Tai Ai shareholders. Mege Union filed a required registration certificate with appropriate Chinese authorities and the acquisition of Tai Ai was deemed complete on July 10, 2008.  Tai Ai is a direct subsidiary of Mege Union engaged in the business of owning and operating a full service spa facility known as Lea Spa, located in the Sofitel Wanda Harbin Hotel.

Management's Discussion and Analysis or Plan of Operation, page 16

10.
We note your response to comment 11 in our letter dated July 8, 2008. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Please provide information about the quality and variability of your net income and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company; and

Securities and Exchange Commission
February 17, 2009
Page6

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company has expanded its discussion to address the Staff's comment beginning on page 16.

Background, page 16

11.
We reviewed your response to comment 12 in our letter dated July 8, 2008. You state that you revised your disclosure as requested. However, we are unable to locate the revised disclosure. Accordingly, we reissue our previous comment. Please provide a more detailed discussion of the reverse acquisition and disposition disclosed under the heading "Recent Developments" on page 5 and the consolidation of the Queen Group entities disclosed in the description of business and organization note to your financial statements. Please also include an overview of your lines of business and types of revenue, your principal products and services and the agreements with the Queen Group entities that would facilitate a reader's understanding of your operations and financial condition and provide the context for your discussion and analysis of the financial statements included in the prospectus. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our web site at http://www.sec.gov/rules/interp/33-8350.htm.

The Company believed that the requested disclosure was more appropriate for inclusion in the expanded Background, Business and Plan of Operations sections of "Managements Discussion and Analysis of Financial Condition and Results of Operations" and has, therefore, revised the disclosure on pages 16 through 19 to address the Staff's comment and to facilitate a reader's understanding of the operations and financial condition of the Company.  The Company has included the following cross-reference to this discussion on page 6:

As a result of the foregoing transactions, we are in the business of operating distinctive destination centers that offer professional fitness, beauty salon and spa services in China.  A detailed discussion of our business and operations is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 16 of this prospectus.

Plan of Operation and Financing Needs, page 16

Plan of Operation, page 16

12.
We note the disclosure under the heading "Liquidity and Capital Resources-Investments" referenced in comment nine above as well as your disclosure under the heading "Capital Expenditures" on page 19 that "[o]n March 1, 2008, Mege Union ... entered into an acquisition agreement with Shenyang Shengchao Management & Advisory Co., Ltd ("Shengchao") to acquire 51% of Shengchao's interest in Shenyang Letian Yoga Fitness Center ("Letian") [and that the] results of operations of Letian were included in the

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February 17, 2009

consolidated results of operations commencing March 1, 2008." If this entity is one of your consolidated subsidiaries, please revise your disclosure throughout the registration statement to give effect to this acquisition. Please revise your organizational chart on page 16 and your branded stores chart on page 24 to reflect Letian or tell us why revisions are unnecessary. Lastly, please file the Letian acquisition agreement as an exhibit to your registration statement or tell us why you do not believe this is a material agreement.

Letian is a subsidiary of SOKO.  The Company has revised its organizational chart to reflect this information. Additionally, the Company has filed a copy of the Letian Acquisition Agreement as an exhibit to Amendment No. 2 to the Registration Statement.

13.
We note the disclosure in Note 1 to your financial statements on page F-8 that Legend SPA Co. is directly owned. Please revise your organizational chart on page 16 to reflect Legend SPA Co. or tell us why a revision is unnecessary.

Legend Spa is not a separate entity, but is part of Harbin Mege Union Beauty Management Ltd.  The Company has revised the organizational chart to include Legend Spa as part of this entity.

14.
Under your direct ownership expansion model disclosure, you indicate that you have started the physical expansion program through construction of new facilities and the re-modification of existing facilities. Under the heading "Property" on page 28, you state that you are constructing one new facility in Harbin that you anticipate will be operated as a new beauty salon and fitness center. If you have only one new facility under construction and there are no existing facilities currently being remodeled, please revise your direct ownership expansion model to reflect the current status of your physical expansion program.

The Company has revised the disclosure on pages 18 and 19 to more accurately discuss its expansion plans and possibilities.

15.
In your description of franchising on page 17, you state that there will be re-modifications and re-staffing at franchised locations, albeit minimal. Please tell us whether you or your franchisee will incur those costs, considering your disclosure in the last paragraph under "Liquidity and Capital Resources" that you expect the franchise model will be your major expansion method and that you do not expect to incur capital expenditures in connection with this model.

The Company's expansion plans are currently limited to organic growth and possible strategic acquisitions.  However, the Company has included a statement on page 18 of the prospectus that addresses possible alternatives that may be considered in the future, including partnering with other spa owners or franchising the Company.  The Company believes this statement more accurately describes its possible long term plans.  This disclosure reads as follows:

Securities and Exchange Commission
February 17, 2009

The Company may also utilize alternative methods of expanding its business in the Northeast region of China, including partnering with existing spa owners or establishing franchises.  These strategies are under consideration and may be opportunistically developed in the future as deemed appropriate.

16.
Please describe in more detail on page 17 the details of how your franchising will work. For example, please disclose how you expect to entice well-established and well-positioned beauty salons, spas and fitness centers to become your franchisee. You also should describe how you expect to structure the franchises, including how you will generate revenue from your franchisees. Please explain how the network of beauty salons, spas and fitness centers is "sophisticated."

In addition, please describe in detail how you intend to implement your other expansion models. Although not intended as an exhaustive list, you should disclose with respect to your:

•
Direct ownership expansion model, (1) how you identify sites, (2) how you assess the feasibility of a potential site, (3) how you finance the construction of facilities, equipment and inventory, and (4) how long this process typically takes;

•	Luxury business expansion model, how this model is different from your direct ownership model and how you will generate revenue from this model; and

•
Technology development, how this will expand your business and generate revenue when it appears that your revenue currently is generated through onsite beauty, spa, fitness and yoga services and programs.

The Company has revised the disclosure on pages 19 and 19 to more accurately discuss its plans for developing and growing its businesses going forward.  The Company believes the revised disclosure is more fulsome to an understanding of the overall development of the Company.

17.
Please place in context the "Expansion Models Comparison" table you added at the bottom of page 17 by providing an introduction to this table that explains its purpose as well as the items noted in the left column. Also, please revise the presentation of this table so that is clear to investors whether the contents of the last five rows (beginning with "Provide business plans (BPs)" row) apply to all expansion models.

As noted in response to the Staff's prior comment, the Company has revised this entire discussion on pages 17 through 19.

Financing Needs, page 18

18.
We reviewed the revisions to your disclosure in response to comment 16 in our letter dated July 8, 2008. You state that you believe your planned growth for the foreseeable future will be funded by existing cash reserves and incoming cash from operations. Please revise the discussion of your plans for growth to identify with more specificity the plans you anticipate implementing within the next fiscal year as compared to those you

Securities and Exchange Commission
February 17, 2009

plan to implement over a longer term. Your discussion should provide a reader with some sense of the order of priority for implementation of the various plans you have outlined on page 17. For example, your revised disclosures might include information such as the number of wholly-owned locations of each type presently open, the number of new wholly-owned locations, by type, that you plan to open during the next year and the number, by type, that you plan to upgrade during the next year. You should provide similar disclosures for your proposed franchise, luxury and technology business plans. In addition, please provide a discussion of the amount you expect to expend within the next fiscal year along with the risks and uncertainties associated with your plans that will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. To the extent available, your longer term plans should be discussed as well.

The Company has revised the disclosure on page 19 to read in full as follows (italicized language is new or revised):

Financing Needs

As we have discussed above, the Company intends to pursue organic and acquisitive growth in the future.  At this time, we believe that our existing cash reserves and incoming cash from operations are sufficient to support annual growth of approximately 25% year over year.  In order of priority, with existing reserves and income from operations, we have prioritized our potential growth, focusing on the opening of new facilities first.  Any additional capital expenditures are made first to upgrade our existing facilities to attract new clients and keep existing ones and then to acquisitions of facilities from other parties.   As we identify potential acquisition targets that fall within our target demographic, we may pursue sources of additional capital through various means, including joint venture projects and debt or equity financings in an effort to accelerate our growth.  Further, the Company has access to short-term lending facilities which may be used to support our organic growth in the future.  These short-term loans are repaid with the cash received through prepaid memberships.  Approximately 60% of our members prepay for one year or more.  Membership prepayments are non-refundable.

Results of Operations, page 18

19.
We reviewed the revisions to your disclosure in response to comment 17 in our letter dated July 8, 2008. Your disclosure should be further enhanced to provide a reader with insight into developments in your business which caused the changes in the various line items in your financial statements. The revised disclosure should enable the reader to view the results of your operations through the eyes of your management. Please revise your discussion of changes in revenues, gross profit and operating expenses to sufficiently identify and quantify the effects of factors contributing to changes between periods. Please also discuss any known trends or uncertainties that have had or that you reasonably expect to have a material favorable or unfavorable impact on net sales or income. Refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350. For example:

Securities and Exchange Commission
February 17, 2009

•	quantify the increase in net sales from existing customers and new customers and discuss your trends in adding and losing customers;

•	quantify the increase in net sales arising from increases in prices and increases in volume for each type of service or product;

•	discuss material changes in net sales from membership fees and professional fitness, beauty salon and spa services and provide an analysis of the reasons for the changes;

•
discuss and provide an analysis of gross profit margins from your products and services particularly with respect to higher margin products and services you refer to, including the reasons for the change in gross profit margins; and

•	quantify the increase in salaries and benefits, sales commissions and occupancy costs and the growth in locations attributable to your expansion.

The Company has revised the discussion of its Results of Operations for the full year periods ended May 31, 2008 and 2007 and the three and six month periods ended November 30, 2008 and 2007 on pages 19 through 22 in response to the Staff's comment.

20.
Please include a discussion and analysis of other income and expenses and the provision for income taxes. The discussion should identify and quantify the nature of significant items included in other income and expenses and reasons for significant changes between the years presented.

The Company has revised the discussion of Results of Operations for the full year periods ended May 31, 2008 and 2007 and the three and six month periods ended November 30, 2008 and 2007 on pages 19 through 22 to include line items and a discussion of the factors affecting Other Revenue, Other Expenses and Income Tax Provision for the applicable periods.  In addition, the Company reviewed the items classified as "other expenses" for the full years 2008 and 2007 and determined that there were certain inconsistencies in the classifications.  As a result, the Company reclassified certain items, including bank service charges and transaction fees, from Other Expense to Operating Expense and other items, including sales tax and surplus, from Other Expense to Cost of Goods Sold.

Liquidity and Capital Resources, page 19

21.
We note that changes in operating assets and liabilities have a significant impact on cash provided by operating activities. Yet you only refer to a decrease in deposits to vendors as a significant working capital item in your discussion and analysis of operating cash flows and do not describe the causes for the decrease. Please include a discussion of the causes for significant changes in operating assets and liabilities for the years presented to the extent necessary to an understanding of your business and working capital requirements. Please refer to Item 303 of Regulation S-K.

The Company has revised the disclosure on pages 22 and 23 in response to the Staff's comment.

22.
We note your response to comments 16 and 19 in our letter dated July 8, 2008 and your disclosure in the last two paragraphs under this heading. Please disclose your expected costs associated with the other expansion models noted under the heading "Plan of Operation" on page 16. Please also disclose the anticipated source of funds for the $3.7 million you anticipate incurring in fiscal 2009 associated with upgrading existing operations as well as any anticipated costs associated with your other expansion models.

Securities and Exchange Commission
February 17, 2009

The Company has revised the disclosure on page 24 to disclose the anticipated source of the $3.7 million and to revise the disclosure with respect to the other expansion models to track with the revised disclosure on pages 18 and 19.

23.
We note your response to comment 20 in our letter dated July 8, 2008. Note 10 to your financial statements indicates that you have three separate short-term loans, all maturing within the next six months. Please disclose the anticipated source(s) of repayment of these loans. Please also revise your disclosure under the heading "Financing" to reflect that the $2.5 million related to three short-term loans.

The disclosure on pages 22 and 23 has been revised to discuss each of the short term loans existing at May 31, 2008 and November 30, 2008 and to disclose the anticipated source of repayment of the Company's short-term loans.

24.
Notes 3 and 6 to your financial statements indicate that you have deposits and advances with your suppliers totaling over $2.8 million at May 31, 2008. Please describe your practices and those in your industry for managing your working capital needs.

The Company has revised the disclosure in response to the Staff's comment.

Critical Accounting Policies, page 20

25.
Your disclosure regarding critical accounting policies should supplement, not duplicate, the description of accounting policies disclosed in the notes to financial statements. The disclosure in critical accounting policies should address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements. Please revise to identify accounting estimates and assumptions that have a material impact on reported financial condition and operating performance. In your revised disclosure you should present an analysis of the uncertainties involved in applying critical accounting policies at a given time or the variability that is reasonably likely to result from their application over time. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

The Company has revised the disclosure on pages 24 through 26 in response to the Staff's comment.

Business, page 23

Securities and Exchange Commission
February 17, 2009

Overview, page 23

26.
Note 15 to your financial statements states that "[o]n June 1, 2008, Queen Group closed one of its beauty salon stores in Harbin and decided to relocate it to a new location. The new store will also be changed name to Dafuyuan store ... The new store is under decoration and its opening date is pending." Please update the graphic on page 24 to reflect this change or tell us why a revision is unnecessary. Please also revise your listing of properties on page 28 or tell us why a revision is unnecessary.

The Company has revised the disclosure on pages 28 and 32 in response to the Staff's comment.

Services, Programs and Products, page 24

27.
We note your response to comment 24 in our letter dated July 8, 2008 and the table included on page 25 setting forth revenue by category. Please disclose the nature of the revenues you categorize as "Other" in this table. Please also revise Note 12 to your financial statements to include similar disclosure.

With respect to the Company's segment reporting on page 29, the revenues categorized as "Other" are derived from tuition income from its beauty school and sales of beauty products to students. This disclosure has been included on page 29 and in Note 13 on pages F-15 and F-32.

The Queen Group, page 25

28.	Please disclose the percentage of your total revenue for fiscal 2007 derived from the Queen Group.

One hundred percent of the Company's total revenue for fiscal 2007 was derived from the Queen Group.  The disclosure on page 29 has been revised to include this information.

29.	We reviewed the Queen Group agreements described under this heading and have the following comments:

In light of the various distinct comments posed under the Staff's comment 29, we are providing separate responses to each bullet below.

•
With respect to each of the agreements described this heading, we note that you filed a form of agreement and not the actual signed agreement. Please tell us if you have entered one or more of each of these agreements (i.e., does each Queen Group branded store have its own set of agreements or does the Queen Group as a whole have one set of agreements) and whether the terms of each of these agreements differs materially from the form of such agreement filed as an exhibit to the registration statement.

Securities and Exchange Commission
February 17, 2009

Each of the Queen Group stores has its own set of agreements; however, the terms of each agreement is the same as the form that was filed as an exhibit to the S-1 on September 5, 2008.

•
We note that the address for Mege Union is different from your address. Please tell us, with a view toward disclosure in your prospectus, why the address for your wholly-owned subsidiary, is different from your address and different from that of any of the properties you list under the heading "Property" on page 28.

Mege Union is a wholly-owned subsidiary of the Company with a business address 194 Guogeli Street, Heilongjing Province, Harbin, China 150001.  This information has been added to the disclosure under the heading "Property" on page 32.

•	Consulting Services Agreement:

-	Please disclose what constitutes the consulting services fee.

-	Please tell us, with a view toward disclosure in your prospectus, the Existing Indebtedness subject to the provisions of Section 6.10.

-
We note that there are a number of circumstances set forth in Section 7.2 pursuant to which this Agreement may be terminated. For example, the Queen Group may terminate the Agreement if the business license or any other license or approval material for the business operations of Queen Group is terminated, cancelled or revoked. Given that 86% your revenue during fiscal 2008 was derived from the Queen Group entities, please tell us, with a view toward disclosure in your prospectus, what safeguards you have in place to ensure that these licenses are not terminated, cancelled or revoked.

The parties to each of the existing Consulting Services Agreements are the Company and its largest shareholder, Mr. Tong Liu.  Currently, the parties have not instituted a consulting services fee, nor is there any Existing Indebtedness, under any of the Consulting Services Agreements.  The Company believes that, while Section 7.2 of the Consulting Services Agreement gives the Queen Group entity the right to terminate, cancel or revoke the agreement in certain instances, it would not be in Mr. Liu's interests as a shareholder, Chairman and officer of the Company to invoke this right.  Therefore, at this time, the Company does not believe it is in need of additional safeguards.

• Option Agreement:

-	Please tell us, with a view toward disclosure in your prospectus, if an appraisal would be required under PRC law if party A exercised the Option under Section 1.3.1 on the date hereof.

Securities and Exchange Commission
February 17, 2009

PRC law does not require appraisals in the event that the Option under Section 1.3.1 is exercised.

-	Please tell us, with a view toward disclosure in your prospectus, the unpaid debt of the Queen Group disclosed to Mege Union pursuant to Section 3.4.

As of the date hereof, there is no unpaid indebtedness of the Queen Group.

Property. page 28

30.
We note your response to comment 32 in our letter dated July 8, 2008. Please disclose the projected completion date of the facility under construction in Harbin. Please also describe the nature of the re-modifications of existing facilities (referenced under the direct-own-model expansion model on page 17, the franchise expansion model on page 17 and on page 20 under the heading "Capital Expenditures"), identifying each facility, the extent of modifications, the accessibility to clients of the facility during such modifications and the projected completion of such work as well as any additional information as reasonably will inform investors as to the suitability, adequacy, productive capacity and extent of utilization of these facilities.

The Company has revised the disclosure on page 24 in response to the Staff's comment.

Management, page 29

Executive Officers and Directors, page 29

31.
We note your response to comment 36 in our letter dated July 8, 2008. In Mr. Zhang's biography, please disclose that Hua-Mei 21st Century LLC is an affiliate of the company or, if you believe they should not be considered an affiliate of the company, tell us why. Refer to Item 401(e) of Regulation S-K.

The Company believes that the relationship of Mr. Zhang to Guerilla Capital Management, L.L.C. and Hua-Mei 21st Century Partner, LP is adequately disclosed under the heading "Certain Relationships and Related Transactions" on page 36.  However, for ease of the reader, a cross reference to this disclosure has been added to Mr. Zhang's biography on page 33.

Director Compensation, page 30

32.	Please file as an exhibit to your registration statement the agreement, if any, pursuant to which you granted options to Mr. Kory. Refer to Item 601(b)(4) of Regulation S-K.

The Company has filed the Stock Option Agreement entered into with Mr. Kory as an exhibit to Amendment No. 2 to the Registration Statement.

Selling Stockholders, page 34

Securities and Exchange Commission
February 17, 2009

33.
We note your response to comment 40 in our letter dated July 8, 2008. Please file as exhibits to your registration statement any agreements pursuant to which you issued shares of your common stock to Etech International, Inc. and Sichenzia Ross Friedman Ference LLP or tell us why you do not believe they are material agreements. Refer to Item 601(b)(10) of Regulation S-K.

The Company has filed English translations of its material agreements with Etech Securities Inc. and Etech International, Inc. pursuant to which the Company issued shares of common stock and/or warrants to them.  No written agreement was entered into between Sichenzia Ross Friedman Ference LLP and the Company with respect to the shares of common stock that were issued to them.

Market for Common Equity and Related Stockholder Matters, page 36

34.
We note your indication that prior to May 28, 2008, shares of your common stock traded very infrequently. Please state when your stock began quoting on the OTC-BB, if different from this date. Also, disclose how you arrived at the inter-dealer high price of $12.00 for your last quarter if your stock had not traded frequently prior to May 28, 2008.

The Company has confirmed with the OTCBB that its common stock commenced trading on the OTCBB on March 13, 2007.  From March 13, 2007 until July 16, 2008, the Company's common stock traded under the symbol "AMHG."  This disclosure has been added to page 41 of the prospectus.

Where You Can Find More Information, page 37

35.
We note your response to comment four in our letter dated July 8, 2008. When we attempted to review your website, we were redirected from www.sokofitness.com to http://www.idccenter.net/index02.htm, which had no content. Please tell us if you have an operational website.

The Company does have an operational website - www.sokofitness.com.  We are unclear as to why you were redirected to a site with no content.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

36.
We note that your auditors are located in New Jersey. It appears that the assets, liabilities, revenues and expenses relate primarily to operations located in the People's Republic of China. Please tell us how the audit of the operations in the PRC, including the associated assets and liabilities, was conducted. In your response please include a discussion of the following:

•
Whether another auditor was involved in the audit of the operations located in the PRC. If so, please tell us the name of the firm and indicate whether the firm is registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of U.S. GAAP and PCAOB Standards; and

Securities and Exchange Commission
February 17, 2009

•	Whether your U.S. auditor performed all of the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the PRC.

The Company's independent auditor, Bagell, Josephs, Levine & Company, LLC ("BJL"), is based in Marlton, New Jersey and employs five Chinese-speaking auditors who are all US-licensed Certified Public Accountants, including one partner, one supervisor and three senior auditors. BJL maintains an office in Beijing, PRC which is staffed with four China-based auditors who have been trained by BJL and are knowledgeable of US Generally Accepted Accounting Principles ("GAAP") and Public Company Accounting Oversight Board ("PCAOB") Standards.  In connection its audit of the Company's operations for the year-ended May 31, 2008, BJL sent two of its Chinese-speaking auditors (partner and supervisor) to the headquarters of the Company in Harbin, PRC.  All of the required audit procedures were performed onsite at the Company's headquarters.  BJL did not use any other auditors in the performance of the Company's audit.

Consolidated Statements of Changes in Stockholders' Equity, page F-4

37.
We reviewed your response to comment 54 in our letter dated July 8, 2008 and the disclosure provided in the financial statements included in the Form S-1 filed June 10, 2008. It appears that the additional paid-in capital relates to the issuance of 10,000 shares of common stock on March 27, 2007. Please tell us why the capital contribution and subscription receivable were not recognized as of May 31, 2007.

The Company has revised the financial statements on page F-4 to recognize as of May 31, 2007 the capital contribution and subscription receivable associated with the issuance of 10,000 shares of common stock on March 27, 2007.

38.	Please tell us the nature of the adjustment to additional paid-in-capital upon recognition of goodwill.

The Company has revised the financial statements to address the nature of the adjustment to additional paid-in capital upon recognition of goodwill.

Consolidated Statements of Cash Flows, page F-5

39.
We note that accounts payable, accrued expenses and other payables increased significantly during the most recent year. However, the changes in these balance sheet items resulted in a use of cash. Please tell us the significant items that account for the variance between the change in the balance sheet accounts and the amounts disclosed in cash flows from operating activities. If the variance is due to non-cash investing and financing activities, please disclose the information required by paragraph 32 of SFAS 95.

Securities and Exchange Commission
February 17, 2009
Page17

The significant increase in the balance sheet line item "accrued expenses and other payables" during the most recent year was a result of the acquisition of Letian.  In connection with this acquisition, the Company assumed approximately $1 million in liabilities, resulting in an increase in the liabilities in the balance sheet which is not reflected in the cash flow statement.  However, it should be noted that the Company has revised the cash flow statement for the year ended May 31, 2008 to correct recently discovered errors in the calculations.

Notes to Consolidated Financial Statements, page F-6

Note 1. Description of Business and Organization, page F-6

40.
Please tell us how you accounted for the $300,000 cash payment to the shareholders of Wealthlink disclosed in the second paragraph. In addition, we note that you entered into a consulting agreement with Syed Idris Husain that required a $300,000 payment upon execution of the agreement. Please tell us how you are accounting for this agreement. In each case, please tell us the basis in GAAP for your accounting treatment.

The $300,000 cash payment made in connection with consummation of the closing of the reverse merger was paid directly by the shareholders of Wealthlink to the shareholders of American Business Holdings.  As a result no payment was required to be reflected on the Company's books.

41.
Reference is made to your disclosure in the first paragraph on page F-7 regarding your obligation to file a registration statement with respect to the shares and warrants acquired in the financing transaction. We note that the registration rights agreement filed as Exhibit 10.3 includes provisions for payment of liquidated damages. Please disclose the information about the registration payment arrangement required by paragraph 12 of FSP EITF 00-19-2.

The Company has revised the disclosure in Note 18 to the financial statements on pages F-19 and F-35 to disclose the information required by paragraph 12 of FSP EITF 00-19-2 relating to the Company's payment arrangements under the registration rights agreement.

Note 2. Summary of Significant Accounting Policies, page F-9

42.
We reviewed your response to comment 48 in our letter dated July 8, 2008. Please disclose the types of costs included in costs of sales and selling, general and administrative costs. Please also disclose the nature of the cost elements included in inventories. Refer to APB 22.

The Company has revised the disclosure in Note 2 to the financial statements on pages F-8, F-9, F-25 and F-26 to disclose the types of costs included in costs of sales and selling, general and administrative costs and the nature of the cost elements included in inventories, as requested.

Securities and Exchange Commission
February 17, 2009
Page18

43.
We note your disclosure under the "Pension and Retirement Plans" heading on page 30 that your Chinese subsidiaries provide pension and retirement arrangements as required under Chinese law. Please disclose your accounting policies for these benefits and provide the disclosures required by SFAS 132(R).

The Company has revised the disclosure on page 35 under the "Pension and Retirement Plans" heading to read in full as follows (italicized language is new or revised):

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees.  As required by PRC law, the Company contributes to the "insurance and public housing funds" program defined by the Department of Labor.  These contributions are similar to the Social Security and Medicare programs in the US. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in our control.

Basis of presentation and consolidation, page F-9

44.	Please revise to disclose whether your consolidated financial statements also include Legend SPA Co. and Shenyang Letian Yoga Fitness Center.

The disclosure in Notes 1 and 2 have been amended to make clear that the consolidated financial statements include the financial statements of Mege Union (which includes Legend Spa) and its subsidiaries, including majority-owned subsidiary Shenyang Letian Yoga Fitness Center.

Revenue Recognition, page F-11

45.
Please tell us the facts and circumstances that support your revenue recognition policy for non-refundable membership fees. We are particularly interested in understanding why one-half of non-refundable membership fees are recognized as revenue in the first month rather than over the estimated membership life on a straight-line basis. Please cite the authoritative literature that supports your accounting treatment and address the concepts in Question 1 of paragraph A.3.f. of SAB Topic 13. Also, please tell us the estimated membership life used in recognizing the remaining one-half of membership fee revenue and why the membership life is considered an estimate.

The Company has revised the disclosure on pages F-9 and F-26 to amortize non-refundable membership fees over the estimated membership life.  Membership terms vary from three months to five years.  Most members enter into one-year memberships; however, some members may terminate their membership during the course of the term. All non-refundable fees are amortized based on their actual membership life.

Income Taxes, page F-12

Securities and Exchange Commission
February 17, 2009

46.
We reviewed your response to comments 50 and 53 in our letter dated July 8, 2008. It appears that you are basing your income tax calculations and disclosures entirely on your tax obligations in China. However, you are a U.S. corporation incorporated in Delaware and as such are subject to U.S. income taxes. Please explain to us why you have not recognized deferred tax assets and liabilities or income tax expense or benefit for U.S. income tax purposes. In addition, please revise your disclosure in Note 9 to disclose the information required by paragraphs 43 - 49 of SFAS 109 to the extent applicable to your facts and circumstances, particularly the reconciliation of the domestic federal statutory tax rate to the effective income tax rate.

The Company carries on all operations through its subsidiaries in the PRC and has not recorded any income or expense for the US holding company for the year ended May 31, 2008.  Therefore, there was no provision or benefit recorded for US income tax purposes.  The Company has revised the disclosure in Note 10 on pages F-13, F-14, F-30 and F-31 to add the reconciliation of the domestic federal statutory tax rate to the effective income tax rate.

Note 7. Investment Advance, page F-17

47.
Please explain to us in detail why the acquisition of Tai Ai was not complete for accounting purposes as of the date the purchase price was paid. In your response, please include an analysis of the facts and circumstances that support your accounting treatment, including a discussion of the advance payment and closing provisions in the acquisition agreement. Also discuss the implications of the requirement to file a registration certificate with the appropriate Chinese authorities as disclosed on page 15 under the "Proposed Acquisition" heading. In addition, discuss the principal terms of the acquisition agreement relating to the control and operation of the business from the date of the acquisition agreement and payment of the purchase price to the date the transaction is completed. Finally, please provide disclosures regarding the above matters, the specific actions that are required to complete the acquisition and the date you anticipate completing the acquisition. We may have further comment after reviewing your response and revised disclosure.

The Company entered into an acquisition agreement with Tai Ai on March 1, 2008.  However, the acquisition was not deemed complete until June 30, 2008 when the transfer of ownership was validated as required by PRC law.  The acquisition agreement required that both payment of the purchase price be made and approval of the transfer of ownership by Chinese authorities be obtained before the transaction was completed.  The Company did not control the business of Tai Ai until the transfer of ownership was validated.  As a result, the Company believes the accounting treatment of the payment as an investment advance was appropriate.

Note 8. Goodwill, page F-17

48.
Please provide a brief description of the acquired entity and the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51 of SFAS 141. Please also provide the pro forma information required by paragraph 54 of SFAS 141.

Securities and Exchange Commission
February 17, 2009

The Company has revised the disclosure of "Goodwill" on pages F-12, F-13, F-29 and F-30 and has added the pro forma information required by paragraph 54 of SFAS 141 as requested by the Staff.

49.
Please tell us the process you followed to identify intangible assets that should be recognized apart from goodwill based on the recognition criteria in paragraph 39 of SFAS 141. Please specifically address those assets that meet the contractual-legal criterion and those that meet the separability criterion and the facts and circumstances that support a conclusion that intangible assets should not be recognized apart from goodwill. Please refer to the guidance in paragraphs A14 through A28 of SFAS 141.

Letian was established in August 2007.  It was a relatively new operation, with a limited operating history, when the Company acquired it in February 2008.  Letian did not have any recognizable trademarks or brand and had a weak customer base at the time of the acquisition.  Since that time, the Company has instituted its management model and marketing strategies to attract a large number of members to the facility.  The Company has considered the guidance in paragraphs A14 through A28 of SFAS 141 and believes that there were no other significant recognizable intangible assets associated with this acquisition apart from goodwill.

50.
We assume that the difference between the acquisition cost disclosed in the first paragraph and the total consideration paid represents the direct costs of the transaction. If our assumption is correct, please disclose the direct costs of the acquisition included in the amount of total consideration paid. Otherwise, please tell us what the difference represents.

The Staff is correct in its assumption that the difference between the acquisition cost disclosed in the first paragraph and the total consideration paid represents the direct costs of the transaction.  The Company has revised the disclosure on pages F-12 and F-29 to set out the direct costs of the acquisition included in the total consideration paid.

51.
It appears you should provide the audited financial statements of Letian and pro forma financial information showing the effects of the acquisition of Letian for at least the most recent fiscal year. Please provide us with your calculations to determine whether the acquisition of Letian met any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X. If any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X exceeds 20% please provide the financial statements of Letian for the periods specified in paragraph (c) of the rule and the pro forma financial information required by Rule 8-05 of Regulation S-X.

None on the conditions specified in paragraph (b) of Rule 8-04 of Regulation S-X exceeds 20% with respect to the Letian acquisition.  Therefore, the Company believes that the audited financial statements of Letian are not required under Rule 8-04 of Regulation S-X.

Securities and Exchange Commission
February 17, 2009

The following calculations were performed by the Company to determine the applicability of the conditions specified in paragraph (b) of Rule 8-04 of Regulation S-X:

(1) Investment in Letian of $1,729,106 divided by total consolidated assets of $21,163,706 equals 8%

(2) The Company's proportionate share of the total assets of Letian of $527,277 (51% of $1,033,877) divided by total assets of the Company of $21,163,706 equals 2%

(3) Letian had a net loss at the time of the acquisition

The Company has provided pro forma financial information in Note 9 on page F-13 showing the effects of the acquisition for the most recent fiscal year.

52.
It appears that you relied on an independent third party in determining the fair value of assets acquired and liabilities assumed in your acquisitions of Letian. Please tell us the nature and extent of the involvement of the independent third party in determining the fair values of net assets acquired and whether the independent third party is an expert within the meaning of the Securities Act. Please summarize the facts and circumstances supporting your conclusion and explain in detail why you are not required to name the independent third party as an expert and file the consent required by Item 601(b)(23) of Regulation S-K. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

The independent third party who performed the evaluation is a Certified Asset Evaluation Company in China. The purpose of their evaluation was to assess fair value of the assets acquired and liabilities assumed in this acquisition. They maintained the principles of independency, fairness and objectivity and followed the appropriate procedures to conduct their field work. The methods they used to evaluate the assets acquired and liabilities assumed are consistent with the requirements of rules and regulations promulgated by the Chinese authorities. The independent third party used a cost approach according to FAS 157 to evaluate the assets acquired and liabilities assumed. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (often referred to as current replacement cost). From the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

Note 13. Stockholders' Equity, page F-21

Securities and Exchange Commission
February 17, 2009

53.
We note that management deposited shares of common stock into escrow pursuant to the Escrow Agreement filed as Exhibit 10.6, and that the shares will be released upon achievement of performance criteria. It appears that these escrowed shares are subject to the accounting requirements of SFAS 123(R). Please tell us how you are accounting for the escrow arrangement and why your accounting treatment complies with SFAS 123(R). If you believe that the escrow arrangement is not a share-based payment transaction within the scope of SFAS 123(R), please tell us why. Please cite the basis in GAAP for your position.

The shares of common stock deposited in the escrow account with Crone Rozynko are not intended for the compensation of management. The purpose of the escrow agreement was to reduce the shares held by management in the event that certain performance criteria were not met.  In the event that the Company did not meet or exceed the performance goals set forth in the escrow agreement, some or all of the escrowed shares would be released to the investors in the Financing.  The Company does not believe that the escrowed shares are "share-based compensation" within the scope of SFAS 123(R).

It is possible the escrowed shares may be deemed "contingent consideration" that should be disclosed but not recorded. In order for a contingent consideration to be recorded, the contingency should be resolved and consideration issued or issuable. In this case, the Company has met all of the performance criteria for fiscal year 2008 and no consideration was issuable for that period. Note 14 on page F-15 and Note 15 on page F-33 have been revised to include disclosure of the escrow shares.

A. Issuance of Common Stock, page F-21

54.
Based on information disclosed in recent developments on page 5, it appears that you should disclose that you issued 10,725,000 shares of common stock to the Wealthlink shareholders and that your chief executive officer acquired 2,575,000 shares from the former stockholders in connection with the share exchange transaction. Also, it appears that you included the 425,000 shares of common stock retained by the former stockholders in the number of shares of common stock issued to the placement agent. Please revise or advise.

The Company has revised the disclosure on page F-15 to mirror the language on page 6 of the prospectus which is set forth in its entirety in the response to the Staff's first comment above. With respect to the shares issued to the placement agent, Section 9(b) of the Financial Consulting Agreement between Harbin Mege Union Beauty Management Ltd. and Etech International, Inc. provided that, upon consummation of the reverse take-over transaction, "the Company shall issue [Etech] shares … equal to two percent of the total number of shares outstanding that represents the final capital structure of the Company after the [takeover] and a fund raise."  This would include the 425,000 shares retained by the former stockholders.

55.
Please disclose how the net proceeds arising from the issuance of the shares of common stock in the private placement were derived. In this regard, please disclose the items and amounts recognized as reductions of the gross proceeds.

Securities and Exchange Commission
February 17, 2009

The Company has revised the disclosure on page F-15 to disclose how the net proceeds arising from the issuance of the shares of common stock in the private placement were derived as requested by the Staff.

B. Warrants, page F-21

56.
Please tell us the basis for your conclusion that the cashless exercise provision contained in the investor common stock purchase warrant agreements requires liability classification of the instruments. Also tell us the results of your assessments of the liquidated damages provision in Section 2(d)(i) and the buy-in provision in Section 2(d)(iv) of the common stock purchase warrant agreement in your analysis of the classification of the investor warrants. Provide the basis for your conclusions. In addition, tell us the differences between the significant terms of the warrants issued to the placement agent and the warrants issued to investors, including settlement terms, and the basis for classifying the warrants issued to the placement agent as permanent equity. In your response, please provide the facts and circumstances that support your accounting treatment of the investor warrants and placement agent warrants in light of the guidance in EITF 00-19 and SFAS 150. Finally, we note you incorporated by reference as Exhibit 10.5 the form of warrant agreement. Please also file the warrant agreement in respect of the warrants issued to the placement agent as an exhibit to your registration statement.

The Company has reviewed EITF 00-19 and all the facts and circumstances associated with the issuance of the warrants to the investors and has concluded that the warrants do not meet the criteria for a liability classification and that the warrant does not include any provision that requires net-cash settlement.  The Company has reclassified the warrants from liability to equity.

Regarding the liquidated damage provision in Section 2(d)(i) and the buy-in provision in section 2(d)(iv) of the common stock purchase warrants issued to the investors, the contingent obligations based on timely delivery of certificates do not affect the Company’s analysis of whether the warrants are classified as liabilities or equity instruments under Issue 00-19.

The Company has filed a copy of the warrant issued to placement agent as an exhibit to the S-1.

57.
We note your disclosure of the fair values of the warrants issued to the private investors and the placement agent outstanding as of June 2008 presented on page F-22. Please revise to: (i) disclose the status of the warrants as of May 31, 2008; (ii) clarify whether the fair values represent fair values on the dates of issuance of the warrants or as of the balance sheet date; (iii) disclose the fair value of investor warrants classified as a liability as of May 31, 2008; and (iv) provide the disclosures required by SFAS 129 and paragraph 50 of EITF 00-19 or SFAS 150, as applicable. In addition, please disclose how the warrants issued to the placement agent are classified in the financial statements. Finally, please tell us why the fair value of the warrant liability did not change between the date of issuance of the investor warrants and the most recent balance sheet date.

Securities and Exchange Commission
February 17, 2009

The Company has revised the disclosure on page F-16 to correct the dates referenced.  Additionally, as a result of the reclassification of the warrants as equity instruments, there is no change in the fair value between the date of issuance of the warrants and the most recent balance sheet date.

The warrant issued to the placement agent is classified in the financial statements as equity under "Additional Paid-In Capital."

Note 15. Commitments and Contingencies, page F-23

58.	Please disclose rent expense for each year presented, with separate amounts for minimum rentals, contingent rentals and sublease rentals. Refer to paragraph 16.b. of SFAS 13.

The Company does not have contingent rentals or sublease rentals; therefore, the Company does not disclose rent expense for each year presented, with separate amounts for minimum rentals, contingent rentals and sublease rentals.

59.
We note that certain agreements filed as exhibits to the registration statement include indemnification provisions. We also note that you have agreed to guarantee the obligations of the VIEs. Please disclose the information required by paragraph 13 of FIN 45 or tell us why the indemnifications and guarantees are not within the scope of FIN 45. Please also tell us whether you considered the indemnification provisions when you determined that you have no off-balance sheet arrangements.

The Company has advised that, while certain agreements provide for indemnifications and/or guarantees, no indemnifications or guarantees have been put in place.  As a result, the Company does not have any disclosure obligation under paragraph 13 of FIN 45.  Further, the Company did consider the indemnification provisions when making the determination that it has no off-balance sheet arrangements.

Item 16. Exhibits, page II-2

60.
We note your response to comment 57 in our letter dated July 8, 2008. In addition to the agreements noted elsewhere in this letter, please file as exhibits to your registration statement the lease agreements between the company and Mr. Liu for the Harbin Daoli Queen Demonstration Beauty Parlor and the Harbin Queen Beauty Demonstration Center. Refer to Item 601(b)(10) of Regulation S-K.

The Company has filed the Lease Agreements entered into with Mr. Liu as exhibits to Amendment No. 2 to the Registration Statement.

61.	We note that references to the exhibits filed in your current report on Form 8-K filed April 17, 2008 and incorporated by reference are incorrect. Please revise.

The Company has revised the Exhibit list to accurately reflect the exhibits incorporated by reference.

Securities and Exchange Commission
February 17, 2009

Item 17. Undertakings, page II-3

62.	Please revise your undertakings to track precisely the language required by Item 512 of Regulation S-K.

The Company has revised the undertakings on pages II-3 and II-4 to track precisely the language required by Item 512 of Regulation S-K.

Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2008

General

63.	Please address the comments above to the extent applicable.

The Company has revised the Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2008 to address the Staff's comments to the extent applicable.

Item 9A. Controls and Procedures, page 31

Disclosure Controls and Procedures

64.
Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

The Company has revised the disclosure under the heading "Disclosure Controls and Procedures " in Item 9A of the Annual Report on Form 10-K in response to the Staff's comment.

Management's Annual Report on Internal Control over Financial Reporting

65.
We understand that you requested and were granted relief from the requirement to provide an assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Your current disclosure appears to indicate that you did not perform an assessment because you have not developed the level of internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act. Please tell us why you believe your present disclosure is appropriate under the circumstances or consider revising your disclosure to state that you did not perform an assessment of your internal control over financial reporting because the short time period between the date of the merger transaction and your year-end did not allow sufficient time for performance of the assessment.

The Company has revised the disclosure under the heading "Management's Annual Report on Internal Control over Financial Reporting" in Item 9A of the Annual Report on Form 10-K in response to the Staff's comment.

Exhibits 31.1 and 31.2

Securities and Exchange Commission
February 17, 2009

66.
Please revise the certifications to eliminate the titles of the Chief Executive Officer and the Chief Financial Officer from the first sentence of the certifications. The officers' respective titles should only be included under their signatures. Please also revise the certifications to use the exact wording set forth in Item 601(b)(31) of Regulation S-K. For example, revise paragraphs 4 and 5 to include "the registrant's other certifying officer(s) and" at the beginning of the paragraphs and revise paragraph 4(d) to refer to the "registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report)" as opposed to the registrant's fourth quarter of fiscal 2007.

The Company has revised Exhibits 31.1 and 31.2 in response to the Staff's comment.

Annual Report on Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

67.
We reviewed your response to comment 63 in our letter dated July 8, 2008. We understand from our discussions with your legal counsel that you now intend to amend the filing in response to our comment and our supplemental letter dated July 28, 2008 to include management's report on internal control over financial reporting and to revise your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the year. Please do so.

The Company has amended its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 to respond to the Staff's comment 63 in its letter dated July 8, 2008, and its supplemental letter dated July 28, 2008.  The Form 10-KSB/A was filed with the SEC on October 24, 2008.

* * *

Securities and Exchange Commission
February 17, 2009

If you or others have any questions or would like additional information, please contact the undersigned at 215-665-3828.

Very truly yours,

/s/  Brian S. North
Brian S. North

cc:  Mr. Tong Liu, Chief Executive Officer